Exhibit 99.1

Fang Enters into Agreements to Acquire Equity Interest in CIH

BEIJING,   -- Fang Holdings Limited (NYSE: SFUN) ("Fang"), a leading real estate internet portal in China, today announced that it has entered into an agreement with Next Decade Technology Limited and Media Partner Investments Limited (together the Sellers) in which Fang agrees to buy and the Sellers agree to sell, in the future 12 months, at a fixed price of US$5.99 per share, up to 15 million shares (most will be Class B shares) of China Index Holdings Ltd (CIH hereafter). It will be Fang’s rights to decide how many shares to purchase, when to purchase, and whether it be one transaction or multiple transactions. Both parties also agree that Fang will not seek to have a control stake of CIH in this transaction, unless it is approved separately by both audit committees and boards of CIH and SFUN. This transaction is a related party transaction as the Sellers are Fang’s chairman Mr. Vincent Mo’s affiliated companies and the audit committee of independent directors has approved the transaction.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com